Horwitz & Cron, LP
Attorneys at Law

 26475 Rancho Parkway South
Lake Forest, California 92630
Telephone (949) 450-4942
Facsimile  (949) 453-8774

December 29, 2010

Maryse Mills-Apenteng, Esq.
Special Counsel
Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20546

Re:	Game Plan Holdings, Inc. Amendment No. 5 to Registration Statement on Form S-1 File No. 333-160730

Dear Ms. Mills-Apenteng:

Thank you for your November 12, 2010 correspondence to the Amendment No. 5 to Registration Statement for Game Plan Holdings, Inc. (the “Company”). The following is in response to your November 12, 2010 correspondence.  Underlined verbiage below constitutes your comments and our client’s responses are in regular type. Please note that we have simultaneously filed Amendment No. 6 to the Company’s Registration Statement.

Certain Relationships and Related Party Transactions, page 32

1.
We note your revised disclosure in response to prior comment 2.  Please include a discussion here regarding the lease agreement with Fauscom Investment, Ltd., whose sole shareholder is the mother of your Chief Financial Officer.  Your discussion of this related party transaction should address whether the terms of the agreement are no more or less favorable than could be obtained with an unaffiliated third party and should cover the last two fiscal years up to the time of filing.  Refer to Item 404(a) and Instruction 2 to Item 404(d) of Regulation S-K.

The Registration Statement has been updated with the following language on Pg. 32:

The Company rents approximately 1,000 square feet of executive office space on Ravanusa Drive in Henderson, Nevada.  The office space is located in a residential home, which is owned by Fauscom Investment, Ltd., a shareholder of the Company.  Concepcion Mabanta, the mother of Christina Mabanta-Hazzard, is the sole shareholder of Fauscom Investment, Ltd.  The lease of the executive office space is for 3 years at $2,300.00 per month that began on March 1, 2008 and will end on March 30, 2011.  The lease includes the office space, water, electricity, heat, appliances, window coverings and parking.  The terms of the lease for the executive office space are no or more less favorable than could be obtained with an unaffiliated third party.

Ms. Mills-Apenteng
Securities and Exchange Commission
December 29, 2010

Notes to Financial Statements

Note 1. General Organization and Business, page F-12

2.	We note that your auditors, DeJoya Griffith & Company provided your response to prior comment 4. With regard to this response we have the following comments:

•	Please clarify whether you or DeJoya Griffith & Company prepared the financial statements.

The Company, along with an outside accounting consultant, prepared the financial statements.

•
Please confirm that management is responsible for the response and that the response represents the company’s conclusion and is based on an analysis of the appropriate accounting literature conducted by the company’s personnel.  Please tell us about his or her professional experience and title, do not provide us with names, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

Management is responsible for the response and the response represents the Company’s conclusion, which is based on the appropriate accounting literature.

However, management does not have a background in accounting.  Therefore, management will depend on the engagement of outside professionals to provide additional accounting assistance in regards to the preparation of the financial statements in accordance with U.S. GAAP for financial reporting and the evaluation of the effectiveness of internal controls over financial reporting.

•
If you retain individuals who are not your employees or an outside organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us why you believe they are qualified to prepare your financial statements or evaluate your internal controls over financial reporting.

The Company engages an outside accounting firm to assist in financial statement preparation for financial reporting and for preparation of tax returns.  The Company believes that the accounting firm is qualified for the following reasons.  It has been in operation since May of 1998.  Prior to May of 1998, the principal of the firm had more than 20 years of experience in various public accounting firms providing accounting services and preparing financial statements in accordance with U.S. GAAP.  The principal is a former member of the Nevada State Board of Accountancy, and has held multiple professional designations and is currently a member of several professional organizations.

Ms. Mills-Apenteng
Securities and Exchange Commission
December 29, 2010

3.
We note in your response to prior comment 4 that you believe that the reorganization was “akin to a reverse merger.”  Your response suggests that because there were transactions ongoing between the entities prior to the reorganization that your accounting for the transaction may have differed from that of a reverse merger.  As previously requested in prior comment 4, identify the specific accounting literature upon which you relied in accounting for the reorganization and the treatment of the ongoing transactions.  Ensure that your response provides sufficient detail so that we may understand the specific steps management undertook in accounting for the transaction.

The Reorganization Agreement between Game Plan USA and Game Plan Canada was effectuated on December 31, 2007.  The agreement provided for the exchange of 11,070,000 of Game Plan USA’s shares of common stock for all the outstanding capital of Game Plan Canada on a one-for-one exchange.  Prior to the agreement, Game Plan USA had 2,480,000 (net of 8,450,000 shares cancelled contemporaneously with the Reorganization Agreement) resulting in a post-transaction outstanding share balance of 13,550,000 shares of Game Plan USA’s common stock.  Thus, the post-transaction provided the former owners of Game Plan Canada majority ownership in the Game Plan USA.  Prior to the Reorganization Agreement, there were ongoing relationship between Game Plan Canada and Game Plan USA whereby Game Plan Canada engaged and utilized Game Plan USA to develop www.Hazzsports.com in its behalf and in doing so, provided funds approximating $330,000 to Game Plan USA.  Game Plan USA primary funding source prior to the Reorganization Agreement was Game Plan Canada.

Based on Topic 12 of the SEC’s Division of Corporation Finance Financial Reporting Manual, “The acquisition of a private operating company by a non-operating public shell corporation typically results in the owners and management of the private company having actual or effective voting and operating control of the combined company. The staff considers a public shell reverse acquisition to be a capital transaction in substance, rather than a business combination. That is, the transaction is a reverse recapitalization, equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation accompanied by a recapitalization. The accounting is similar to that resulting from a reverse acquisition, except that no goodwill or other intangible assets should be recorded.”  Accordingly, the Reorganization Agreement between Game Plan USA and Game Canada has been properly accounted as a recapitalization since Game Plan Canada has deemed to have reorganized itself through Game Plan USA which then was followed with a recapitalization for the purpose of becoming public through Game Plan USA.

The relationship between Game Plan Canada and Game Plan USA prior to the Reorganization Agreement should be considered as Variable Interest Entity (VIE) situation in accordance with FIN 46(R) since Game Plan USA was economically dependent on Game Plan Canada and at the same time, Game Plan Canada is the primary beneficiary since Game Plan USA was engaged to develop www.Hazzsports.com.  Although the historical financials are that of Game Plan Canada as a reverse recapitalization, the operational results of Game Plan USA should be consolidated under the VIE rules since there was mutual dependency of both companies.

Ms. Mills-Apenteng
Securities and Exchange Commission
December 29, 2010

Exhibits and Financial Statement Schedules

Exhibit 5.1

4.	Please provide with your amended filing an updated opinion of counsel as to the legality of the securities being registered.

The updated opinion of counsel letter has been included with the filing of Amendment No. 6 to the Registration Statement.

Sincerely, HORWITZ & CRON, LP /s/ Horwitz & Cron, LP